

Mail Stop 4561

November 21, 2017

Wenjie Tang
Chief Executive Officer
AGM Group Holdings Inc.
1 Jinghua South Road
Wangzuo Plaza East Tower, Room 2112
100020 Beijing
People's Republic of China

      Re: AGM Group Holdings Inc.
              Amendment No. 6 to Registration Statement on Form F-1
              Filed November 13, 2017
              File No. 333-218020

Dear Mr. Tang:

We have reviewed your amended registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   You state on the cover page that you have obtained a listing approval letter to list your Class A Ordinary Shares on the Nasdaq Capital Market, but we note on page 107 that the "listing approval letter is not the same as an actual listing on the Nasdaq Capital Market." You further disclose on page 107 that you will need to "sell a number of shares in this 'best efforts, mini max' offering sufficient to satisfy the applicable listing criteria" to have the Class A Ordinary Shares listed on the Nasdaq Capital Market. Please prominently disclose on the cover page that the Class A Ordinary Shares will not be listed on the Nasdaq Capital Market until certain conditions are met. Disclose the specific conditions that you need to meet in order to be listed, including the specific number of shares that you will need to sell in this offering.

<u>Signatures</u>

2. While your principal executive officer and principal financial officer signed on behalf of the registrant, your principal executive officer and principal financial officer must also sign below the registrant signature to reflect that such persons are signing in their respective capacities. Please revise. Refer to Instruction 1 to Signatures on Form F-1.

 Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or, in his absence, the undersigned at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

 Sincerely,

 /s/ Jan Woo

 Jan Woo
 Legal Branch Chief
 Office of Information Technologies
 and Services

cc: Mengyi "Jason" Ye, Esq.
 Ortoli Rosenstadt LLP